

November 2, 2023

Paul Song
Chief Executive Officer
NKGen Biotech, Inc.
3001 Daimler St.
Santa Ana, CA 92705

**Re: NKGen Biotech, Inc.
Registration Statement on Form S-1
Filed October 19, 2023
File No. 333-275094**

Dear Paul Song:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed October 19, 2023

Cover Page

1. For each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

2. Disclose the exercise prices of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Prospectus Summary, page 1

3.   Consistent with your risk factor disclosure on page 6, please revise your Prospectus
        Summary to include a prominent discussion regarding your current liquidity position.

Risk Factors
Risks Related to Our Business and Industry
We do not currently have sufficient funds to service our operations and expenses and other
liquidity needs..., page 6

4.   We note your disclosure that you settled $14.6 million of transaction expenses and
        deferred underwriting fees at the closing of your business combination. In addition, we
        note your disclosure that you "have substantial transaction expenses accrued and unpaid
        subsequent to the closing." Given your disclosure that you "may have to liquidate... and/or
        seek protection under Chapters 7 or 11 of the United States Bankruptcy Code," please
        revise your disclosure to quantify the substantial transaction expenses accrued and unpaid.

The shares of common stock being offered in this prospectus represent a substantial
percentage..., page 50

5.   Please revise this risk factor to disclose the purchase price of the securities being
        registered for resale.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 59

6.   In light of the significant number of redemptions and the unlikelihood that the company
        will receive significant proceeds from exercises of the warrants because of the disparity
        between the exercise price of the warrants and the current trading price of the common
        stock, expand your discussion of capital resources to address any changes in the
        company's liquidity position since the business combination. If the company is likely to
        have to seek additional capital, discuss the effect of this offering on the company's ability
        to raise additional capital.

7.   Please expand your discussion here to reflect the fact that this offering involves the
        potential sale of a substantial portion of shares for resale and discuss how such sales could
        impact the market price of the company's common stock.

8.   We note that your forward purchase agreements with certain investors provide those
        investors with certain optional early termination rights after the closing date of the
        business combination. In addition, we note your disclosure on page 188 that "[s]hould
        [your] share price decline, [you] could receive less cash from escrow than the Prepayment
        Amount." Please revise to discuss the risks that these agreements may pose to other
        holders if the investors exercise these rights or otherwise advise.

General

9.   Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, PIPE investors and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while these selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tyler Howes at 202-551-3370 or Jason Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Ken Rollins, Esq.